Exhibit 99.1

Financial News

CIBC ANNOUNCES FIRST QUARTER 2015 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

Toronto, ON – February 26, 2015 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the first quarter ended January 31, 2015.

First quarter highlights

•	Reported net income was $923 million, compared with $1,177 million for the first quarter a year ago, and $811 million for the prior quarter.

•	Adjusted net income(1) was $956 million, compared with $951 million for the first quarter a year ago, and $911 million for the prior quarter.

•	Reported diluted earnings per share (EPS) was $2.28, compared with $2.88 for the first quarter a year ago, and $1.98 for the prior quarter.

•	Adjusted diluted EPS(1) was $2.36, compared with $2.31 for the first quarter a year ago, and $2.24 for the prior quarter.

•	Reported return on common shareholders’ equity (ROE) was 19.9% and adjusted ROE(1) was 20.6%.

“In the quarter, CIBC’s core businesses delivered solid results despite a challenging macroeconomic environment,” says Victor G. Dodig, CIBC President and Chief Executive Officer. “Through our client-focused strategy, we continued to deliver consistent and sustainable earnings as a strong performance-oriented relationship bank.”

Results for the first quarter of 2015 were affected by the following items of note aggregating to a negative impact of $0.08 per share:

•	$85 million ($62 million after-tax) in restructuring charges related to ongoing efforts to align resources to better serve our clients;

•	$46 million ($34 million after-tax) gain arising from accounting adjustments on credit card-related balance sheet amounts;

•	$23 million ($13 million after-tax) gain on sale of an investment in our merchant banking portfolio;

•	$12 million ($9 million after-tax) loss from the structured credit run-off business; and

•	$11 million ($9 million after-tax) amortization of intangible assets.

CIBC’s Basel III Common Equity Tier 1 ratio at January 31, 2015 was 10.3%, and our Tier 1 and Total capital ratios were 12.1% and 15.0%, respectively, on an all-in basis compared with Basel III Common Equity Tier 1 ratio of 10.3%, Tier 1 capital ratio of 12.2% and Total capital ratio of 15.5% in the prior quarter. At the end of this quarter, CIBC’s Basel III Leverage ratio was 3.8%, on an all-in basis.

CIBC announced a quarterly dividend increase of 3 cents per common share to $1.06 per share.

Core business performance

Retail and Business Banking reported net income of $650 million for the first quarter, down from $746 million or 13% from the first quarter a year ago which included a one-time $123 million gain in respect of the Aeroplan sale. Adjusting for the items of note shown above, adjusted net income(1) was $618 million, down $25 million or 4% from the first quarter a year ago. Revenue was up in both Personal and Business banking from the same period last year. Solid volume growth across key products and lower loan losses were offset by lower cards revenue due to the sale of the Aeroplan portfolio.

During the first quarter of 2015, Retail and Business Banking continued to make progress against our objectives of accelerating profitable revenue growth and enhancing the client experience:

•	We launched enhancements to CIBC Online Banking, adding financial planning tools for clients to make it easier for them to stay on track towards their financial goals;

•	CIBC received the top overall ranking for online banking functionality in Canada among the big 5 banks reviewed in Forrester Research Inc.’s 2014 Canadian Online Banking Benchmark report. This follows CIBC’s top ranking in the Canadian Mobile Banking Benchmark report from Forrester in May 2014; and

•	We held the grand opening of our six locations at Toronto’s Pearson Airport as part of our partnership with the Greater Toronto Airports Authority.

Subsequent to the end of the quarter, we announced our strategic partnership on the Union Pearson Express, the new express rail service between Union Station and Pearson Airport opening this spring.

Wealth Management reported net income of $128 million for the first quarter, up $14 million or 12% from the first quarter a year ago.

Revenue of $619 million was up $117 million or 23% compared with the first quarter a year ago. This was primarily due to the acquisition of Atlantic Trust Private Wealth Management (Atlantic Trust), higher assets under management (AUM) driven by market appreciation and net sales of long-term mutual funds, and higher fee-based revenue.

During the first quarter of 2015, Wealth Management continued its progress in support of our strategic priority to build our wealth management platform:

•	Named Best Wealth Management Provider – Canada – 2014 by World Finance Wealth Management Awards;

•	CIBC Asset Management continues to achieve strong long-term mutual fund net sales, which were $1.3 billion this quarter; and

•	CIBC Investor’s Edge $6.95 pricing and Express Account Open drove 55% more account openings year to date versus last year.

Wholesale Banking reported net income of $275 million for the first quarter, up $11 million or 4% from the first quarter a year ago. Excluding items of note, adjusted net income(1) was $271 million, up $56 million or 26% from the first quarter a year ago. The increase in earnings was primarily due to broad-based revenue growth across core businesses, partially offset by higher loan losses.

As a leading wholesale bank in Canada and active in core Canadian industries in the rest of the world, Wholesale Banking acted as:

•	Sole bookrunner and underwriter on a new $500 million revolving credit facility for Ember Resources Inc.;

•	Joint bookrunner on Metro Inc.’s $600 million two tranche bond; and

•	Financial advisor to Veresen Inc. on the acquisition of a 50% interest in the Ruby Pipeline from Global Infrastructure Partners for US$1.4 billion.

(1)	For additional information, see the “Non-GAAP measures” section.

Credit quality

Provision for credit losses of $187 million decreased $31 million or 14% from the same quarter last year largely due to reduced losses in the card portfolio in Retail and Business Banking which reflects credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. Compared with the prior quarter, provision for credit losses was down $7 million or 4%, mainly due to lower bankruptcies in the card portfolio.

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 13 of our 2014 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

$ millions		2015 Jan. 31	2014 Oct. 31	2014 Jan. 31

Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$907	$791	$1,149
After-tax impact of items of note (1)		33	100	(226)

Adjusted net income attributable to diluted common shareholders (2)	B	$940	$891	$923

Diluted weighted-average common shares outstanding (thousands)	C	397,887	397,907	399,217

Reported diluted EPS ($)	A/C	$2.28	$1.98	$2.88
Adjusted diluted EPS ($) (2)	B/C	2.36	2.24	2.31

Reported and adjusted return on common shareholders’ equity
Reported net income attributable to common shareholders	D	$907	$791	$1,149
After-tax impact of items of note attributable to common shareholders (1)		33	100	(226)

Adjusted net income attributable to common shareholders (2)	E	$940	$891	$923

Average common shareholders’ equity	F	$18,123	$17,528	$16,581
Reported return on common shareholders’ equity	D/F	19.9%	17.9%	27.5%
Adjusted return on common shareholders’ equity (2)	E/F	20.6%	20.1%	22.1%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total

2015	Reported net income (loss)	$650	$128	$275	$(130)	$923
Jan. 31	After-tax impact of items of note (1)	(32)	4	(4)	65	33

	Adjusted net income (loss) (2)	$618	$132	$271	$(65)	$956

2014	Reported net income (loss)	$602	$119	$136	$(46)	$811
Oct. 31	After-tax impact of items of note (1)	14	5	80	1	100

	Adjusted net income (loss) (2)	$616	$124	$216	$(45)	$911

2014	Reported net income (loss)	$746	$114	$264	$53	$1,177
Jan. 31	After-tax impact of items of note (1)	(103)	3	(49)	(77)	(226)

	Adjusted net income (loss) (2)	$643	$117	$215	$(24)	$951

(1)	Reflects impact of items of note under “Financial results” section.
(2)	Non-GAAP measure.

Items of note

$ millions, for the three months ended	2015 Jan. 31	2014 Oct. 31	2014 Jan. 31

Gain arising from accounting adjustments on credit card-related balance sheet amounts	(46)	-	-
Gain on sale of an investment in our merchant banking portfolio	(23)	-	-
Gain in respect of the Aeroplan transactions with Aimia Canada Inc. and TD, net of costs relating to the development of our enhanced travel rewards program	-	18	(239)
Loss (income) from the structured credit run-off business	12	(2)	11
Amortization of intangible assets	11	10	8
Increase (decrease) in collective allowance (1) recognized in Corporate and Other	-	-	(26)
Charge resulting from operational changes in the processing of write-offs in Retail and Business Banking	-	-	26
Losses (gains) in our exited European leveraged finance portfolio	-	-	(78)
Restructuring charges related to ongoing efforts to align resources to better serve our clients	85	-	-
Charge relating to the incorporation of funding valuation adjustments (FVA) into the valuation of our uncollateralized derivatives	-	112	-

Pre-tax impact of items of note on net income	39	138	(298)
Income tax impact on above items of note	(6)	(38)	72

After-tax impact of items of note on net income	33	100	(226)

(1)	Relates to the collective allowance, except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs.

Making a difference in our Communities

CIBC is committed to supporting causes that matter to our clients, our employees and our communities. During the quarter we:

•	Raised $13.2 million for the 2014 United Way campaign, a 6% increase over last year, through the generosity of our employees and retirees as well as a corporate donation;

•	On CIBC Miracle Day’s 30th anniversary, CIBC employees in Canada, U.S., U.K. and Hong Kong raised $5.5 million to support hundreds of children’s charities around the globe;

•	Together with AthletesCAN and Canadian Sport Institute Ontario, brought together the athletes and mentors from the CIBC Team Next program at a weekend forum in preparation for competing at the TORONTO 2015 Pan Am/Parapan Am Games; and

•	Supported Ryerson’s Make Your Mark fundraising campaign with a gift of $500,000 toward student awards at the Ted Rogers School of Management.

During the quarter, CIBC was named:

•	One of the Financial Post’s Ten Best Companies to Work For;

•	One of Canada’s 50 Most Engaged Workplaces™ by Achievers; and

•	One of Greater Toronto’s Top Employers by Mediacorp.

In addition, two CIBC executives, Laura Dottori-Attanasio and Christina Kramer, were recognized by WXN’s Top 100 Most Powerful Women in Canada.

(The board of directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer and the Chief Financial Officer of CIBC to certify CIBC’s first quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the Securities and Exchange Commission a certification relating to CIBC’s first quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators).

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance” and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2014 Annual Report under the heading “Financial performance overview – Outlook for calendar year 2015” and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for calendar year 2015 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2015” section of our 2014 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the U.S. Foreign Account Tax Compliance Act and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and the high U.S. fiscal deficit; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section starting on page 40 of our 2014 Annual Report. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-888-789-9572, passcode 6272962#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 1883806#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com, About CIBC.

Details of CIBC’s fiscal 2015 first quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 6371479#) and French (514-861-2272 or 1-800-408-3053, passcode 8556162#) until 23:59 (ET) March 5, 2015. The audio webcast will be archived at www.cibc.com.

About CIBC

CIBC is a leading Canadian-based global financial institution with nearly 11 million personal banking and business clients. Through our three major business units - Retail and Business Banking, Wealth Management and Wholesale Banking - CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada with offices in the United States and around the world. You can find other news releases and information about CIBC in our Media Centre on our corporate website at www.cibc.com

For further information:

Investor Relations:
Geoff Weiss, SVP	416-980-5093	geoffrey.weiss@cibc.com
Jason Patchett, analyst enquiries	416-980-8691	jason.patchett@cibc.com
Alice Dunning, investor enquiries	416-861-8870	alice.dunning@cibc.com

Media Enquiries:
Kevin Dove	416-980-8835	kevin.dove@cibc.com
Erica Belling	416-594-7251	erica.belling@cibc.com